Exhibit 99.1
VisionChina Media Inc. Announces Subscription for Common Shares by Chairman,
Director, Employees and Other Investors
BEIJING, June 29, 2010 — VisionChina Media Inc. (“VisionChina” or the “Company”) (Nasdaq: VISN), one of China’s largest out-of-home digital television advertising networks on mass transportation systems, today announced that the Company and Mr. Limin Li, the chairman and chief executive officer of the Company, Ms. Yanqing Liang, a director of the Company, certain employees of the Company and other investors, including affiliates of Milestone Capital Partners (“Milestone Capital”), an existing investor in the company (together, the “Investors”) have entered into a definitive agreement on June 25, 2010 pursuant to which the Company will issue and sell to the Investors, and Investors will subscribe for and purchase, an aggregate of 4,006,474 common shares of the Company at a subscription price of US$3.22 per share, equivalent to US$3.22 per American depositary share of the Company and representing a US$0.01 per share premium over the closing sale price of the Company’s American depositary shares on the NASDAQ Global Market on June 24, 2010, the trading day immediately preceding the date of entry into the definitive agreement. The aggregate subscription price is US$12.9 million. Following the transaction, Mr. Li, Ms. Liang and Milestone Capital, will hold approximately 19.3%, 5.9% and 9.9% of the Company’s outstanding issued shares, respectively.
About VisionChina Media Inc.
VisionChina Media Inc. (NASDAQ: VISN) operates an out-of-home advertising network on mass transportation systems, including buses and subways that reaches over 40 million viewers each day in China, according to CTR Market Research. As of March 31, 2010, VisionChina’s advertising network included 123,592 digital television displays on mass transportation systems in 23 of China’s economically prosperous cities, including Beijing, Shanghai, Guangzhou and Shenzhen. VisionChina has the ability to deliver real-time, location-specific broadcasting, including news, stock quotes, weather and traffic reports and other entertainment programming. For more information, please visit http://www.visionchina.cn.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its registration statement on its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.
For investor and media inquiries, please contact:
In China:
Mrs. Helen Plummer
Investor Relations Officer
VisionChina Media Inc.
Tel: +86-13911672124
Email: helen.plummer@visionchina.cn
Mr. Derek Mitchell
Ogilvy Financial, Beijing
Tel: +86-10-8520-6284
Email: derek.mitchell@ogilvy.com
In the United States:
Ms. Jessica Barist Cohen
Ogilvy Financial, New York
Tel: +1-646-460-9989
Email: jessica.cohen@ogilvypr.com

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